Exhibit 99.1

ISS and Glass Lewis Recommend that Perfect World Shareholders Vote “FOR” the Proposed Going-Private Transaction

(Beijing China — July 16, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that Perfect World shareholders vote FOR approval of the Company’s agreement and plan of merger dated April 26, 2015 (the “Merger Agreement”) with Perfect Peony Holding Company Limited (“Parent”) and Perfect World Merger Company Limited (“Merger Sub”), pursuant to which Parent will acquire Perfect World for US$4.04 per ordinary share of the Company or US$20.20 per American depositary share, representing five class B ordinary shares of the Company (an “ADS”), and Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

ISS and Glass Lewis are leading independent international proxy advisory firms and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger, will be held on July 28, 2015 at 10:00 a.m. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong.

Shareholders of record at the close of business in the Cayman Islands on July 6, 2015 will be entitled to attend and vote at this EGM and any adjournment thereof.  The record date for ADS holders entitled to instruct Deutsche Bank Trust Company Americas, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on June 25, 2015. ADS holders are reminded that the deadline to vote is 5:00 p.m. (New York City time) on July 23, 2015.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the Company’s definitive proxy materials, as they contain important information about the Company, the proposed Merger and related matters.

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM.  Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their shares are encouraged to contact MacKenzie Partners, Inc. at +1 800-322-2885 (toll-free) or +1 212-929-5500, or by email at proxy@mackenziepartners.com.

If shareholder approval of the Merger Agreement, the Plan of Merger and the transaction contemplated thereby, including the Merger, is obtained at the EGM, the Merger is expected to consummate shortly thereafter.  If and when completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on the NASDAQ Global Select Market.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes client-based online PC games: “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Hot Dance Party,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” and a number of web games and mobile games, such as “Return of the Condor Heroes,” “Forsaken World,” “CrossGate Mobile,” “Forever Mars,” “Dawn after Dark,” “Swordsman Mobile” and “Saint Seiya Mobile.”  Perfect World has also obtained exclusive rights to operate “DOTA2” in mainland China.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement, the proxy statement and other documents filed with the U.S. Securities Exchange Commission by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com